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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _______________________________________________ November 2007

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.

Press Release: November 14, 2007

2.

Press Release: November 16, 2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PEDIMENT ANNOUNCES REPLACEMENT OF INCENTIVE STOCK OPTION PLAN

Vancouver, BC – November 14, 2007, Pediment Exploration Ltd. (TSXV: PEZ) (the “Company”) announces that it has replaced its incentive stock option plan that was approved by the shareholders of the Company at the Annual General Meeting held on March 15, 2006 (the “Former Plan”) with a new incentive stock option plan (the “New Plan”).  The New Plan has been accepted by the TSX Venture Exchange.

The maximum aggregate number of shares that may be subject to option under the New Plan is fixed at 10% of current number of issued and outstanding shares in the capital of the Company (3,401,813 shares) less the number of shares subject to options previously granted by the Company and currently outstanding (2,557,500 shares), which previously granted options will be, except to the extent that the vesting provisions of such options would be altered or the rights and entitlements of an optionee holding such options would be impaired, going forward, governed by the terms and conditions of the New Plan.

For additional information please contact Gary Freeman at (604) 682-4418.

On behalf of the board,

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

PEDIMENT ANNOUNCES GRANT OF OPTIONS

Vancouver, BC – November 16, 2007, Pediment Exploration Ltd. (TSXV: PEZ) (“Pediment” or the “Company”) announces that the Company has granted, under the New Plan, incentive stock options to certain employees, consultants and directors of Pediment to purchase up to an aggregate of 840,000 common shares. The options will be exercisable for a period of five years from the date of grant at a price of $3.00 per share.

For additional information please contact Gary Freeman at (604) 682-4418.

On behalf of the board,

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: November 16, 2007         By /s/ Gary Freeman___________________________

                                      Gary Freeman, President/CEO/Director